September 20, 2024

Zi Xia
Chief Financial Officer
Caravelle International Group
60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

       Re: Caravelle International Group
           Form 20-F for the Fiscal Year ended October 31, 2023
           Filed September 9, 2024
           File No. 001-41573
Dear Zi Xia:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended October 31, 2023
Item 19. Exhibits
Exhibits 12.1 and 12.2, page 73

1. We note the certifications at Exhibits 12.1 and 12.2 do not include all of the language prescribed for the introductory sentence of paragraph 4, referring to your officer's responsibility for establishing and maintaining internal control over financial reporting.

       Please amend your filing to include certifications having all of the language set forth in
       Instruction 12 under Instructions As To Exhibits, at the end of the Form 20-F template.
 September 20, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yolanda Guobadia at 202-551-3562 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation